SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
Corporate Taxpayer's ID (CNPJ/MF): 02.558.115/0001-21
Corporate Registry (NIRE): 33 300 276

NOTICE TO THE MARKET

CLARIFICATIONS ABOUT NOTICE PUBLISHED ON NATIONAL PRESS

TIM PARTICIPAÇÕES S.A. (“Company”) (BM&FBOVESPA: TIMP3; NYSE: TSU), in response to CVM Inquiry n.150/2016 – CVM/SEP/GEA-2, hereby informs its shareholders, the market in general and other interested parties that, with respect to the content of news published yesterday on the Valor Econômico journal under the title: “Telecom Italia começa a monitorar gestão da TIM”, the Company informs:

TIM is a public-held Company and is part of “Novo Mercado” segment on BM&FBovespa, the highest level of corporate governance in Brazilian stock exchange, with all the correspondent structures of administration and governance acting on a full and autonomous way, such as our Board of Directors, that counts with three independent members, Statutory Audit Committee, instituted at the end of 2013 and also a Fiscal Council.

As for the strategic Telecom Italia Group´s guideline mentioned in the article, the Company clarifies that great part of the data refers to the Italian domestic market and reinforces the Notice to the Market released on February 16th, 2016, stating that among other initiatives, the implementation of a cost reduction higher than R$1 billion between 2015 to 2017, and investments of around R$14 billion for the period of 2016 to 2018.

As for the management change, the Company refers to the Material Fact released on May 11th, 2016, regarding the election of Mr. Stefano De Angelis, as Chief Executive Officer of the Company, whose definitive investiture will take place after the fulfillment of the procedure to be made before the Brazilian governmental authorities. On this regards, Mr. De Angelis joins our management team with the objective to aggregate value to TIM’s strategy and operations.

Rio de Janeiro, May 18th, 2016.

TIM Participações S.A.
Rogério Tostes
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 18, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.